# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAR Technology Corporation, CIK 0000708821
CUSIP: 698884103
Title of class of securities: Common Stock, $0.02 par value
Address of issuer's principal executive offices: Par Technology Park, 8383 Seneca Turnpike, New Hartford, New York (NY), 13413-4991
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001511001

## Reporting persons
- ADW Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 597,229; sole dispositive power 0; shared dispositive power 597,229; aggregate amount beneficially owned 597,229 (1.5% of the class)
  Comment: The figure in Item 11 is based upon 40,591,032 shares of Common Stock, $0.02 par value per share ("Common Stock") of PAR Technology Corporation (the "Issuer") outstanding as of November 4, 2025 as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on November 6, 2025.
- ADW Capital Management, LLC: type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 597,229; sole dispositive power 0; shared dispositive power 597,229; aggregate amount beneficially owned 597,229 (1.5% of the class)
  Comment: The figure in Item 11 is based upon 40,591,032 shares of Common Stock of the Issuer outstanding as of November 4, 2025 as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the SEC on November 6, 2025.
- Adam D. Wyden: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 597,229; sole dispositive power 0; shared dispositive power 597,229; aggregate amount beneficially owned 597,229 (1.5% of the class)
  Comment: The figure in Item 11 is based upon 40,591,032 shares of Common Stock of the Issuer outstanding as of November 4, 2025 as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the SEC on November 6, 2025.

## Item 1. Issuer
Name of issuer: PAR Technology Corporation
Address of issuer's principal executive offices: Par Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of ADW Capital Partners, L.P., ADW Capital Management, LLC and Adam D. Wyden. ADW Capital Partners, L.P. is the record and direct beneficial owner of the securities covered by this statement. ADW Capital Management, LLC is the general partner and investment manager of, and may be deemed to beneficially own securities owned by, ADW Capital Partners, L.P. Mr. Wyden is the sole manager of, and may be deemed to beneficially own securities owned by, ADW Capital Management, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"). Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is 6431 Allison Road, Miami Beach, Florida.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ADW Capital Partners, L.P.: /s/ Adam D. Wyden, Sole Manager of ADW Capital Management, LLC, its general partner (11/14/2025)
- ADW Capital Management, LLC: /s/ Adam D. Wyden, Sole Manager (11/14/2025)
- Adam D. Wyden: /s/ Adam D. Wyden, Adam D. Wyden (11/14/2025)
Comment: Exhibit Information

Joint Acquisition Statement (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 14, 2024, by the Reporting Persons with the Securities and Exchange Commission)